EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended
	September 30,
	2011	2010

	(dollars are in millions)

Ratios excluding interest on deposits:
Income from continuing operations	$451	$912
Income tax expense	249	464
Less: Undistributed equity earnings	-	20
Fixed charges:
Interest on:
Borrowed funds	31	62
Long-term debt	445	336
Others	97	-
One third of rents, net of income from subleases	23	21

Total fixed charges, excluding interest on deposits	596	419

Income from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,296	$1,775

Ratio of earnings from continuing operations to fixed charges	2.17	4.24

Total preferred stock dividend factor(1)	$104	$85

Fixed charges, including the preferred stock dividend factor	$700	$504

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.85	3.52

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$596	$419
Add: Interest on deposits	171	202

Total fixed charges, including interest on deposits	$767	$621

Earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$1,296	$1,775
Add: Interest on deposits	171	202

Total	$1,467	$1,977

Ratio of earnings from continuing operations to fixed charges	1.91	3.18

Fixed charges, including the preferred stock dividend factor	$700	$504
Add: Interest on deposits	171	202

Fixed charges, including the preferred stock dividend factor and interest on deposits	$871	$706

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.68	2.80

(1)	Preferred stock dividends grossed up to their pretax equivalents.